UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.
File Nos. 000-50791 and 333-113998

CF#35798

Senomyx, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 29, 2004, as amended, and multiple 34 Act reports filed between May 5, 2006 and March 3, 2011.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	S-1	March 29, 2004	through February 4, 2021
10.3	10-Q	May 5, 2006	through February 4, 2021
10.35	10-K	February 23, 2007	through February 4, 2021
10.36	10-K	February 23, 2007	through February 4, 2021
10.37	10-K	February 23, 2007	through February 4, 2021
10.38	10-K	February 23, 2007	through February 4, 2021
10.2	10-Q	May 3, 2007	through February 4, 2021
10.2	10-Q	August 9, 2007	through February 4, 2021
10.2	10-Q	November 2, 2007	through February 4, 2021
10.1	10-Q	May 7, 2009	through February 4, 2021
10.1	10-Q	November 5, 2009	through February 4, 2021
10.22	10-K	February 4, 2010	through February 4, 2021
10.44	10-K	February 4, 2010	through February 4, 2021
10.33	10-K	March 3, 2011	through February 4, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary